FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2004

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

        Attached to the Registrant’s Form 6-K for the month of October 2004 and incorporated by reference herein is the Registrant’s immediate report dated October 26, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Iris Yahal —————————————— Iris Yahal Chief Financial Officer

Dated: October 26, 2004

BLUEPHOENIX COMPLETES
CONVERSION PROJECT OF COOL:GEN TO COBOL

Modernization Results in Substantial Cost Savings and Enhanced Performance
for One of the Largest Banking Groups in Europe

COPENHAGEN, Denmark and Herzlia, Israel– Oct. 26, 2004 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced the completion of an IT conversion project migrating COOL:Gen to COBOL for one of Europe’s leading banking groups. The renovation project was done using BluePhoenix™ LanguageMigrator tool.

As part of a corporate-wide IT system upgrade, the bank decided to consolidate its IBM mainframe end-user applications on three standards: IMS hierarchical databases, DB2 relational databases, and native COBOL code. BluePhoenix converted COOL:Gen programs to native IMS 3270 COBOL, resulting in a 30 percent code base reduction as well as significant projected savings in maintenance costs, developer resources, and license fees.

“COOL:Gen has been in use by our customer for a good number of years,” said Freddi Dreier, vice president, European Services and Delivery at BluePhoenix, “but it has become far too expensive for them to maintain – particularly due to the competitiveness in their industry. The customer first considered wrapping the existing COOL:Gen code, but chose migration of the old code instead.”

BluePhoenix used its automated code generator, LanguageMigrator, to quickly create clean, easy-to-read, and error-free COBOL that does not require a proprietary runtime. The bank reports significant savings and cost avoidance as well as improved performance and resource requirements.

Texas Instruments created COOL:Gen as Composer by IEF in 1994 to support development of new Internet and e-business applications. It has since gone through several corporate entities and branding structures, and is now owned by Computer Associates (CA) under the name Advantage Gen. It is an established 4th generation language environment designed for developing and maintaining a range of large scale enterprise applications.

“Migration away from a fourth generation language such as COOL:Gen is just one aspect of a much larger modernization trend in the IT world,” said Dreier. “There are a great many organizations with tens of millions of lines of old, inefficient, and costly code. We help them simplify the modernization task by using state-of-the-art tools that automate much of the process and give full control back to the IT manager.”

The BluePhoenix IT Modernization process uses the BluePhoenix LanguageMigrator tool to automate much of the conversion from COOL:Gen to COBOL. The process generates a COBOL application that essentially has the same functionality but comes without the excessive code and with fewer errors than hand-coded COBOL. The resulting COBOL can then be edited and maintained by the IT staff using any standard COBOL maintenance environment. In addition, there is no proprietary runtime and no black box to maintain.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services (including technology for Understanding, Presentment, Migration, Remediation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel.

The company’s major shareholder is the Formula Group (NASDAQ:FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our Web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
781-652-8945
tcohen@bphx.com